SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE OF ACT OF 1934

For the month of June 30, 2002

DATAWAVE SYSTEMS INC.
101 West 5th Avenue
Vancouver, British Columbia
Canada V5Y 4A5

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

DATAWAVE

CDNX: DTV.V

OTCBB: DWVSF

QUARTERLY REPORT
FOR THE PERIOD ENDING:

JUNE 30th, 2002

QUARTERLY REPORT

FORM 51-901F

Schedules A

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	June 30, 2002		02/08/07
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	02/08/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	02/08/07

DATAWAVE SYSTEMS INC. Consolidated Balance Sheets (Expressed in United States Dollars) (Unaudited Prepared by Management)

ASSETS	June 30 2002	March 31 2002

CURRENT ASSETS
Cash and cash equivalents	$1,998,273	$1,911,888
Accounts receivable	1,471,048	1,249,585
Inventories	382,747	303,749
Prepaid expenses and deposits	487,572	547,831
Future income taxes	79,000	79,000
TOTAL CURRENT ASSETS	4,418,640	4,092,053
MACHINERY AND EQUIPMENT, NET	1,052,582	968,055
GOODWILL (Note 4)	1,721,200	1,721,200
OTHER INTANGIBLE ASSETS (Note 4)	493,334	518,000
TOTAL ASSETS	$7,685,756	$7,299,308

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,977,807	$3,525,810
Deferred revenue	618,559	786,357
TOTAL CURRENT LIABILITIES	4,596,366	4,312,167

SHAREHOLDERS' EQUITY

Common shares (Note 5)
Authorized 100,000,000 common shares, no par value
Issued 43,889,334 shares issued and outstanding at June 30, 2002 and March 31, 2002	15,006,743	15,006,743
Contributed surplus	933,738	933,738
Accumulated deficit	(12,851,091)	(12,953,340)
TOTAL SHAREHOLDERS' EQUITY	3,089,390	2,987,141
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,685,756	$7,299,308

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC. Consolidated Statements of Operations and Accumulated Deficit (Expressed in United States Dollars) (Unaudited Prepared by Management)

	For the Three Months ended June 30,
	2002	2001
REVENUES
Sales	$2,715,407	$244,684
Net agency sales (Note 6)	1,744,190	1,685,777
	4,459,597	1,930,461

OPERATING COSTS AND EXPENSES
Cost of revenues	2,939,656	1,117,782
General and administrative	731,721	435,451
Selling and marketing	365,527	193,725
Research and development	259,054	210,562
Depreciation and amortization	57,029	113,826
Loss (gain) on foreign exchange	8,036	(25,586)
	4,361,023	2,045,760
OPERATING INCOME (LOSS)	98,574	(115,299)
INTEREST INCOME	3,675	34,595
NET INCOME (LOSS) FROM OPERATIONS, BEFORE INCOME TAXES	102,249	(80,704)
INCOME TAXES	-	-
NET INCOME (LOSS)	102,249	(80,704)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(12,953,340)	(13,543,978)
ACCUMULATED DEFICIT, END OF PERIOD	$(12,851,091)	$(13,624,682)

INCOME (LOSS) PER COMMON SHARE	$0.002	$(0.002)
DILUTED NET INCOME (LOSS) PER COMMON SHARE	$0.002	$(0.002)
Weighted average number of common shares - basic	43,889,334	43,879,334
Weighted average number of common shares - diluted	43,958,317	43,879,334

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC. Consolidated Statements of Cash Flows (Expressed in United States Dollars) (Unaudited Prepared by Management)

	For the Three Months ended June 30,
	2002	2001
Net income (loss)	$102,249	$(80,704)
Non-cash charges to operations:
Depreciation and amortization	57,029	113,826
Net change in non-cash working capital items:
Inventories	(78,998)	48,482
Accounts receivable	(221,463)	223,358
Prepaid expenses and deposits	60,259	(84,715)
Accounts payable and other accrued liabilities	451,997	57,534
Deferred revenue	(167,798)	-
Net cash provided by operating activities	203,275	277,781
Purchase of machinery and equipment	(116,890)	(106,201)
Net cash used in investing activities	(116,890)	(106,201)
Proceeds from long term debt	-	800,000
Net cash provided by financing activities	-	800,000
INCREASE IN CASH	86,385	971,580
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$1,911,888	2,462,033
CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,998,273	$3,433,613
Interest income	$3,675	$22,151

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

1. DESCRIPTION OF BUSINESS

DataWave Systems Inc. designs, develops, produces, owns and manages a proprietary, intelligent, automated direct merchandising network (the "DataWave System"). The Company uses the DataWave System to distribute prepaid calling cards. The DataWave System is comprised of DataWave Telecard Merchandisers ("DTMs"), which are free-standing "smart" machines capable of dispensing multiple prepaid product offerings, and over-the-counter "swipe" units ("OTCs") for point-of-sale prepaid retailing all of which are connected to the Company's proprietary server software and databases through a wireless and/or land line wide area network. In addition the Company sells prepaid calling cards on a wholesale basis to certain retail operators and other customers.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted and these financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2002. In the opinion of management these financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2002. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

(b) Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for doubtful accounts, assessing the recoverability of long-lived assets, amortization, accruals for cost of time in excess of amounts billed by service providers, income and capital taxes and contingencies. Actual results could differ from those estimates.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Revenue and cost recognition

The Company's revenues are primarily generated from the resale of prepaid long distance telephone time, principally from the sale of prepaid calling cards. Sales of prepaid calling cards under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk and is an obligor to the retail or wholesale customer is deferred at the date of sale and recognized as the card is used or expires, unless they are "first use cards" where the full obligation to the phone service provider is fixed and determinable at the date of sale. Revenues from the latter cards are recognized at the date of sale as the Company's continued obligations effectively end on that date.

(d) Cash and cash equivalents

Cash and cash equivalents include cash deposited in the Company's vending equipment, cash on hand and highly liquid money market instruments with original terms to maturity of less than 90 days.

(e) Inventories

Inventories include prepaid preactivated calling cards and related cards and promotional supplies, which are valued at the lower of average cost and net realizable value. Component parts and supplies used in the assembly of machines and related work-in-progress are included in machinery and equipment.

(f) Research and development costs

Research costs are charged as an expense in the period in which they are incurred.

Development costs are deferred to the extent that their recovery can be reasonably regarded as assured. Revenue from testing of pre-production prototypes has been applied to reduce deferred development costs. Amortization of deferred development costs commences with commercial production of the related computerized vending machines and is charged as an expense using the straight line method over three years. During each of the quarters ended June 30, 2002 and 2001 no development costs met the criteria for deferral.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Machinery and equipment

Machinery and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of machinery and equipment as follows:

Computer equipment and software	30% declining balance
Office equipment	20% declining balance
Other machinery and equipment	30% declining balance
Vending, DTM and OTC equipment	3 years straight-line
Leasehold improvements	4 years straight-line

Parts, supplies and components are depreciated when they are put in use.

The Company periodically reviews long-lived assets, including machinery and equipment, to assess recoverability and records impairment losses when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(h) Goodwill and other intangible assets

Goodwill and intangible assets with indefinite lives are recorded at cost and are not amortized. Instead, these amounts are subject to a fair value-based annual impairment assessment. Separable intangible assets that are not deemed to have an indefinite life are amortized over their useful lives.

(i) Foreign currency translation

The Company's functional currency is the U.S. dollar since it is the currency of the primary economic environment in which the company operates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Depreciation and amortization is translated at the same rate as the assets to which it relates. Revenues and expenses are translated at the average exchange rate in effect during the period. Foreign exchange gains and losses are included in the statement of operations in the period in which they occur. The assets, liabilities and results of operations of the Company's subsidiaries which operate in environments which use other than the U.S. dollar are translated into U.S. dollars using the temporal method on the basis that they are integrated with the operations of the Company.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Fair value of financial instruments

The Company estimates that the carrying values of its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value at June 30, 2002 and March 31, 2001.

(k) Future Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Stock-based compensation plans

The Company has stock-based compensation plans which are fully described in Note 5. Effective April 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. As no stock options or stock-based payments were made to employees during the three months ended June 30, 2002, no pro forma information is provided in these interim financial statements.

(m) Earnings per share

The Company uses the treasury stock method for the calculation of diluted earnings per share.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

3. BUSINESS ACQUISITION

On July 13, 2001, the Company acquired for cash 100% of the issued and outstanding shares of AT&T PrePaid Card Company, a prepaid card business manufacturing and distributing prepaid long distance telephone cards. The acquisition has been accounted for using the purchase method and, accordingly, the consolidated financial statements include the operating results from the acquisition date. The purchase price allocation was finalized as at March 31, 2002. The purchase price was allocated to the assets and liabilities, based on their estimated fair value as of the acquisition date as follows:

Identifiable assets required
Current assets	$1,690,884
Capital assets	55,831
Other intangibles	592,000
Goodwill	1,721,200
Total assets	4,059,915
Liabilities assumed:
Accounts payable and accrued liabilities	1,916,182
Deferred revenue	863,226
Total liabilities	2,779,408
Total purchase price	1,280,507
Less cash acquired	686,745
Net cost of acquisition	$593,762

4. GOODWILL AND OTHER INTANGIBLE ASSETS

All intangible assets acquired through a business combination which are capable of being separately sold, transferred, licensed, rented or exchanged are recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are not subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test.

Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The Company has performed an impairment test of its goodwill and determined that no impairment of the recorded goodwill existed. Therefore, no impairment loss was recorded during the quarter ended June 30, 2002. The customer list is amortized over 6 years, management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. Although the Company may add customer names and other information to the list in the future, the expected benefits of the acquired customer list apply only to the customers on that list at the date of acquisition. The customer list is also reviewed for impairment by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets on an annual basis. Details of the cost and net book value of goodwill and other intangible assets are as follows:

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

	June 30, 2002			March 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Goodwill	$1,721,200	$ -	$1,721,200	$1,721,200
Customer lists	592,000	98,666	493,334	518,000
	$2,313,200	$98,666	$2,214,534	$2,239,200

5. COMMON SHARES

(a) Authorized

100,000,000 common shares, no par value

(b) Issues

	Number of Common Shares	Amount

Balance at March 31, 2001	43,879,334	15,005,483
Issues:
On exercise of stock options	10,000	1,260
Balance at March 31, 2002	43,889,334	$15,006,743
Issues:
None	-	-
Balance at June 30, 2002	43,889,334	$15,006,743

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

5. COMMON SHARES (Continued)

(c) Share purchase options

Stock Option Plan

Under the terms of the Stock Option Plan (the "Plan"), the Board of Directors may grant stock options to employees, officers, directors and independent consultants of the Company and its subsidiaries for their contributions to the Company. This includes options granted prior to the implementation of the Plan which were deemed to be re-granted under the Plan. Options granted under the Plan are not transferable by an optionee, and each option is exercisable only by such optionee. The expiry date will be fixed by the Board of Directors but will be not later than the tenth anniversary of the award date and the exercise price of each option will be not less than 100% of the fair market value on the date of grant, and generally will be determined by reference to the market price for the shares of the Company for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives the required notice that the Board granted the option. In no cases will an optionee be granted an option where the number of shares that may be purchased pursuant to the option exceed, when added to the number of shares available for purchase pursuant to options previously granted to the optionee which remain exercisable, 5% of the Company's issued and outstanding share capital as of the award date of the option being granted. Approximately 5,267,000 common shares have been authorized by the shareholders for issuance under the Plan and at June 30, 2002 approximately 383,000 were available for issuance.

During the quarter ended June 30, 2002 no options were granted and 45,719 options at prices ranging from Cdn. $0.22 to Cdn. $0.83 were cancelled.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

5. COMMON SHARES (Continued)

(c) Share purchase options (continued)

As at June 30, 2002, the following stock options were outstanding:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates

2,090,333	2,090,333	CDN	$0.20	April 4, 2004
19,000	19,000	CDN	$0.22	April 4, 2004
184,500	184,500	CDN	$0.23	April 4, 2004
150,000	150,000	CDN	$0.25	July 31, 2005
327,500	163,750	CDN	$0.27	April 4, 2004
200,000	-	CDN	$0.28	April 4, 2004
245,000	-	CDN	$0.28	July 18, 2005
360,000	-	CDN	$0.29	July 31, 2007
295,000	198,335	CDN	$0.30	April 4, 2004
454,257	454,257	CDN	$0.57	April 4, 2004
200,000	200,000	CDN	$0.76	April 4, 2004
357,750	357,750	CDN	$0.83	April 4, 2004
4,883,340	3,817,925

6. NET AGENCY SALES

The Company records sales of certain third party branded cards on a net basis calculated as the difference between the gross proceeds received and the cost of phone service time payable to the telecommunication service provider. Details of these gross proceeds and costs are as follows:

	For the Three Months ended June 30,
	2002	2001

Gross proceeds received on agency sales	$2,329,259	2,336,684
Less cost of time	(585,069)	(650,907)
Net agency sales	$1,744,190	$1,685,777

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2002 and 2001
(Expressed in United States Dollars)
(Unaudited Prepared by Management)

7. SEGMENTED GEOGRAPHIC INFORMATION

(a) Segmented information

The Company manufactures and operates prepaid calling card merchandising machines and re-sells long distance telephone time through prepaid and other calling cards distributed through its machines, at retail locations and on a wholesale basis to third parties. The Company considers its business to consist of one reportable operating segment, therefore these consolidated financial statements have not been segmented.

(b) Geographic information

The Company has long-lived assets and has earned revenue from sales to external customers in the following geographic locations:

	2002		2001
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets

United States	$1,963,348	$99,684	$1,930,461	$34,813
Canada	2,496,249	2,674,098	-	2,654,442

Long-lived assets consist of machinery and equipment, and goodwill.

QUARTERLY REPORT

FORM 51-901F

Schedules B & C

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	June 30, 2002		02/08/07
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	02/08/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	02/08/07

1(a) Schedule of Consolidated Cost of Revenues

For The Quarter ended June 30, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

June 30 2002

Cost of time	$1,803,218
Cost of accessories, parts, and supplies	82,203
Production costs	63,541
Service & related costs	203,718
Commissions, discounts, and site rentals	762,595
Freight costs	24,309
Miscellaneous costs	72
$2,939,656

1(b) Schedule of Consolidated General and Administrative Expenses

For The Quarter ended June 30, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

June 30 2002

Accounting & audit	$28,948
Automotive	6,444
Bad Debt Expense	3,849
Bank charges and interest	53,462
Consulting fees	8,922
Courier & postage	12,621
Director fees	29,500
Dues & subscriptions	6,638
Insurance	21,561
Investor relations, filing fees	10,270
Lease on office equipment	4,988
Legal	38,598
Office & miscellaneous	11,998
Property taxes	4,643
Rent	42,683
Repairs & maintenance	5,919
Salaries & wages	388,927
Stationery & printing	6,286
Telephone	22,094
Travel & entertainment	21,025
Utilities	2,345
$731,721

1(c) Schedule of Consolidated Selling and Marketing Expenses

For The Quarter ended June 30, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

June 30 2002

Advertising & promotion	$5,880
Automotive	2,627
Commissions	412
Consulting	18,656
CRTC Levy	8,699
Office & miscellaneous	17,326
Printing, brochures & displays	15,548
Rent	11,419
Salaries & benefits	251,554
Telephone	6,147
Travel, meals & entertainment	27,259
$365,527

2 Related Party Transactions:

During the quarter the Company paid $12,000 for legal fees to a law firm in which a director of the Company is a partner.

3(a) Security Issues:

	Number	Amount
Balance -- March 31, 2002	43,889,334	$15,006,743
Issues:
none	nil	nil
Balance - June 30, 2002	43,889,334	$15,006,743

3(b) Options granted during the quarter:

None

4(a) Share capital:

Authorized: -- 100,000,000 common share without par value.

4(b) Share capital

Issued: -- 43,889,334

4(c) Options and warrants outstanding at the end of the quarter:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates

2,090,333	2,090,333	CDN	$0.20	April 4, 2004
19,000	19,000	CDN	$0.22	April 4, 2004
184,500	184,500	CDN	$0.23	April 4, 2004
150,000	150,000	CDN	$0.25	July 31, 2005
327,500	163,750	CDN	$0.27	April 4, 2004
200,000	-	CDN	$0.28	April 4, 2004
245,000	-	CDN	$0.28	July 18, 2005
360,000	-	CDN	$0.29	July 31, 2007
295,000	198,335	CDN	$0.30	April 4, 2004
454,257	454,257	CDN	$0.57	April 4, 2004
200,000	200,000	CDN	$0.76	April 4, 2004
357,750	357,750	CDN	$0.83	April 4, 2004
4,883,340	3,817,925

Note: During the quarter ended June 30, 2002 no options were granted and 45,719 options at prices ranging from Cdn. $0.22 to Cdn. $0.83 were cancelled.

4(d). Shares in escrow and/or subject to pooling:

Not applicable.

5(a). Directors:

Marc Belsky
Larry Bouts
Abe Carmel
Josh Emanuel
Bernard Pinsky
Tom Sikorski

5(b). Officers:

Marc Belsky
Ron Bozek
Josh Emanuel
John Gunn
David Knox
David Linton
John Pickard
Bill Turner

SCHEDULE C: MANAGEMENT DISCUSSION

(Note - all figures in the Management Discussion are in United States Dollars unless otherwise indicated)

Revenues

Revenues were $4,459,597 for the quarter ended June 30, 2002 compared with $1,930,461 for the quarter ended June 30, 2001. DataWave considerably expanded its involvement in the Canadian prepaid long distance telephone market in July 2001 by acquiring AT&T's Canadian Prepaid Card Company. This business, which generates all its revenues from the sale of prepaid long distance and prepaid wireless phone cards to retailers, provided $2,496,249 of revenues for the quarter ended June 30, 2002. The Company experienced net agency revenue (gross proceeds less cost of time) growth of 6.7%, to $1.5 million, in the United States from the sale of prepaid calling cards through its network of intelligent vending machines. Net agency revenue from phone card recharge activity grew 54% to $205,000, while point of sale revenue declined to $38,000 from $59,000. Batch sales of preactivated phone cards in the United States continued to decline and were $40,000 for the quarter ended June 30, 2002, compared to $95,000 in the quarter ended June 30, 2001.

Cost of Revenues

Cost of revenues were $2,939,656 or 65.9% of revenues, for the quarter ended June 30, 2002, compared to $1,117,782 or 57.9% of revenues, during the quarter ended June 30, 2001. The Company's cost of revenues consists primarily of payments to carriers who provide long distance telephone time, commissions to landlords and site agents for DTM and OTC placements and includes various service related and supply costs to maintain the DataWave System.

The overall cost of revenue was 79.5% in Canada, with cost of time being 72.0%. The overall cost of revenue was 48.7% in the U.S. The U.S. business has a significant commission component of cost of revenues. Commissions and site rentals increased in the U.S. to 35.7% from 33.5% of revenue for the current fiscal year. This is a result of redeploying DTM's into higher volume locations and changes in the overall product mix. Supply costs, production and service related costs were lower as a percent of sales.

General and Administrative Expenses

General and administrative expenses were $731,721 or 16.4% of revenues during the quarter ended June 30, 2002, compared to $435,451 or 22.6% of revenues during the same period last year. The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

Selling and Marketing Expenses

Selling and marketing expenses were $365,527 or 8.2% of revenues during the quarter ended June 30, 2002, as compared to $193,725 or 10.0% of revenues during the quarter ended June 30, 2001. The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

Research and Development Expenses

Research and development expenses were $259,054 (5.8% of revenues) during the quarter ended June 30, 2002, compared to $210,562 (10.9% of revenues) during the quarter ended June 30, 2001. The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

As the DataWave calling card solutions reach maturity in their life cycle, these systems and utilities are being reengineered to consolidate platforms, standardize database messaging and structures, and afford maximum network availability. Resources have been focused on programs to develop new networks, platforms and relationships for supporting stored value card based transaction programs and point of sale activated card programs.

The Company expenses research costs. Development costs are expensed unless they meet strict criteria under Canadian GAAP for capitalization. During the three months ended June 30, 2002 no development costs have been capitalized.

Depreciation and Amortization

Depreciation and amortization expenses decreased to $57,029 or 1.3% of revenues during quarter ended June 30, 2002, from $113,826 or 5.9% of revenues for the quarter ended June 30, 2001.

Depreciation of machinery and equipment was $32,363 during the quarter ended June 30, 2002 compared to $113,826 for the same period last year.

Amortization of intangible assets was $24,666 for the fiscal quarter ended June 30, 2002. Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The customer list is being amortized on a straight-line basis over six years. The Company will periodically evaluate the recoverability of the carrying value of the intangible assets (goodwill and customer list) by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets. The net book value of intangible assets was $2,214,534 at June 30, 2002.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2002 were $1,998,273 compared with $1,911,888 at March 31, 2002 and $3,433,613 at June 30, 2001.

DataWave's operating activities provided cash of $203,275 during the quarter ended June 30, 2002 compared with $277,781 during the quarter ended June 30, 2001. Net cash used for other investing activities was $116,890 and $106,201 for the quarters ended June 30, 2002 and 2001, respectively. Cash used for other investing activities was attributable to capital expenditures for machinery and equipment. The Company borrowed $800,000 in June 2001 and repaid this amount in September 2001.

The Company financed its operations, including development, from cash flow generated from its operating activities during the three months ended June 30, 2002, and in the fiscal year ended March 31, 2002. The Company intends to continue paying its expenses from working capital and general revenue. While there is no certainty that the general revenue will be sufficient to cover all of the anticipated expenses, the Company believes that it currently has sufficient cash resources and working capital to meet its ongoing obligations as they become due.

The Company's working capital and capital requirements will depend upon numerous factors, including the level of resources that the Company devotes to the continued development of the DataWave System and the development of new products and new technology, and the overall structure of potential future strategic alliances and acquisitions of products or other businesses. Furthermore, a continued decline in the travel-related industry, which the Company's US revenues are dependent upon, and general softness in the US and Canadian economies would continue to pressure the Company's cash levels.

The Company may require additional capital in the future to fund future product initiatives, strategic alliances and acquisitions of products or other businesses. Accordingly, the Company may seek funding from one or more of a combination of sources, including equity and debt financing. No assurances can be given that additional funding will be available or, if available at terms acceptable to the Company. If adequate capital is not available, the Company's business can be materially and adversely affected.

Risk and uncertainties

Refer to the Risk Factors section of the Company's Form 20-F for the fiscal year ended March 31, 2002 filed in Canada and the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAWAVE SYSTEMS, INC.

Date: August 7, 2002

By: /s/ Marc Belsky
Marc Belsky
Chief Financial Officer